Exhibit 99.1

JE Cleantech Holdings Limited Announces Receipt of NASDAQ Notification Regarding Minimum Bid Price Deficiency

Singapore, December 19, 2023 (GLOBE NEWSWIRE) — JE Cleantech Holdings Limited (Nasdaq: JCSE), a manufacturer of a broad range of cleaning systems, announced that on December 14, 2023, it received a written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (the “Nasdaq Notification”). The Notification stated that the Company’s ordinary shares failed to maintain a minimum bid price of $1.00 over the last 30 consecutive business days as required by Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). Receipt of the Nasdaq Notification does not result in the immediate delisting of the Company’s ordinary shares and has no immediate effect on the listing or the trading of the Company’s ordinary shares on the Nasdaq Capital Market under the symbol “JCSE”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days from the date of the Nasdaq Notification, or until June 11, 2024, to regain compliance with the Minimum Bid Requirement. If at any time before June 11, 2024, the closing bid of the Company’s ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, the Company will be deemed to have regained compliance with the Minimum Bid Requirement following which Nasdaq will provide a written confirmation of compliance and the matter will be closed.

In the event that the Company does not regain compliance by June 11, 2024, the Company may be eligible for additional time to qualify. To qualify for additional time, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market with the exception of the bid price requirement.

In the event that the Company does not regain compliance with the Minimum Bid Price Requirement by June 11, 2024, and is ineligible for an additional grace period, Nasdaq will provide further written notice that the Company’s ordinary shares are subject to delisting from The Nasdaq Capital Market. In that event, the Company may appeal the determination to a Nasdaq hearings panel or consider transferring the listing and trading of its ordinary shares to the OTCQX of the OTC Markets.

The Company intends to monitor the closing bid price of its ordinary shares. Receipt of the Nasdaq Notification has no effect on the Company’s business operations.

“We are cognizant of the value to our shareholders of the listing of our shares on Nasdaq given the liquidity and pricing efficiency that the exchange provides. We pledge our best efforts towards improved performance which we believe will allow us to meet the continued listing standards,” stated Ms. Bee Yin Hong, CEO and Founder of JE Cleantech.

About JE Cleantech Holdings Limited

JE Cleantech Holdings Limited is based in Singapore and is principally engaged in (i) the sale of cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Through its subsidiary, JCS-Echigo Pte Ltd, the company designs, develops, manufactures, and sells cleaning systems for various industrial end-use applications primarily to customers in Singapore and Malaysia. Its cleaning systems are mainly designed for precision cleaning, with features such as particle filtration, ultrasonic or megasonic rinses with a wide range of frequencies, high pressure drying technology, high flow rate spray, and deionized water rinses, which are designed for effective removal of contaminants and to minimize particle generation and entrapment. The Company also has provided centralized dishwashing services, through its subsidiary, Hygieia Warewashing Pte Ltd, since 2013 and general cleaning services since 2015, both mainly for food and beverage establishments in Singapore. For more information about JE Cleantech, please visit our website: www.jecleantech.sg.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “should,” “believe,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “continue,” “predict,” “project,” “potential,” “target,” “goal,” or other similar expressions in this announcement. These forward-looking statements include, without limitation, the Company’s expectations with respect to future performance and anticipated potential financial impacts. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s Form 20-F, and other filings with the United States Securities and Exchange Commission.

Contact:

Jason Long

Email address: enquiry@jecleantech.sg

Phone number: +65 63684198

Other number: +65 66029468